EXHIBIT 99.1


Advanced Semiconductor Engineering, Inc.                                 [Logo]

FOR IMMEDIATE RELEASE

Contact:



ASE, Inc.
Joseph Tung, CFO / Vice President
Freddie Liu, Assistant Vice President
Tel: + 886-2-8780-5489                     Investor_relations@asek.asetwn.com.tw
Fax: + 886-2-2757-6121                     http://www.aseglobal.com




                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                        ANNOUNCES MAY 2002 NET REVENUES

TAIPEI, TAIWAN, R.O.C., JUNE 7, 2002 - ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of May 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*

                       May           Apr            may            Sequential        YoY
(NT$ Million)          2002          2002           2001           Change            Change
                   ------------------------------------------------------------------------
Net Revenues           3,567         3,667          2,856          -2.7%             +24.9%


MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                       May           Apr            may            Sequential        YoY
(NT$ Million)          2002          2002           2001           Change            Change
                   ------------------------------------------------------------------------
Net Revenues           1,903         2,200          1,415          -13.5%            +34.5%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.